SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2012

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Further to the report on Form 6-K furnished to the Commission on February 23, 2012 (the “Prior Filing”), Korea Electric Power Corporation (“KEPCO”) will hold the annual ordinary general meeting of shareholders (“AGM”) on March 30, 2012.

The following is an English translation of the notice given to the shareholders in connection with the AGM:

To: Shareholders

From: Kim, Joong-Kyum, President & CEO of KEPCO

We hereby call the 51st annual ordinary general meeting of shareholders pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Code, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: March 30, 2012 / 10:00 a.m. (Seoul Time)

2.	Location: 167 Samseong-dong, Gangnam-gu, Seoul 135-791, KEPCO headquarters, Grand Hall

3.	Items to be Reported:

•	Audit Report

•	Management report on KEPCO’s operation

4.	Agenda for Shareholder Approval:

1)	Approval of audited consolidated financial statements and non-consolidated financial statements as of or for the fiscal year ended December 31, 2011;

2)	Amendment of the Articles of Incorporation of KEPCO; and

3)	Aggregate ceiling on remuneration for KEPCO’s directors.

Details on the proposed agenda for the AGM are attached hereto.

Attachment

Agenda 1. Approval of audited consolidated financial statements and non-consolidated financial statements as of or for the fiscal year ended December 31, 2011

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JANUARY 01, 2010, DECEMBER 31, 2010 AND DECEMBER 31, 2011

	Won
	Jan. 01, 2010	Dec. 31, 2010	Dec. 31, 2011
	(In millions)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,475,684	2,090,051	1,387,921
Current financial assets	763,751	723,422	770,539
Accounts and other receivables	5,982,542	6,612,377	7,632,497
Inventories	3,461,429	3,483,415	3,851,751
Income tax receivables	6,841	3,007	35,801
Current non-financial assets	159,448	244,130	447,393

	11,849,695	13,156,402	14,125,902

NON-CURRENT ASSETS:
Non-current financial assets	1,806,109	2,457,432	2,199,032
Non-current accounts and other receivables	1,026,130	846,318	1,284,532
Property, plant and equipment, net	102,751,572	107,406,466	112,384,881
Investment properties	507,959	533,166	517,149
Intangible assets	501,136	923,136	848,709
Investments in joint ventures	195,595	275,321	767,202
Investments in affiliates	3,284,215	3,490,510	3,718,154
Deferred tax assets	399,822	151,870	372,478
Non-current non-financial assets	295,800	277,173	249,811

	110,768,338	116,361,392	122341,948

Total Assets	122,618,033	129,517,794	136,467,850

LIABILITIES

CURRENT LIABILITIES:
Accounts and other payables	4,166,228	4,571,145	6,576,158
Short-term borrowings	592,875	457,931	1,173,568
Current financial liabilities	5,631,972	6,324,952	5,852,342
Income tax payables	83,487	257,563	505,154
Current non-financial liabilities	1,828,701	2,383,303	3,541,562

	12,369,021	14,072,173	17,741,167

NON-CURRENT LIABILITIES:
Non-current accounts and other payables	5,245,490	5,280,924	4,178,137
Non-current financial liabilities	28,034,241	33,052,466	39,403,578
Non-current non-financial liabilities	5,251,182	5,221,856	5,611,010
Employee benefits obligations	1,985,131	1,964,155	1,942,994
Deferred tax liabilities	6,463,994	6,307,322	6,786,779
Non-current provisions	5,981,636	6,342,361	7,000,235

	52,961,674	58,169,084	64,922,733

Total Liabilities	65,330,695	72,241,257	82,663,900

(Continued)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF JANUARY 01, 2010, DECEMBER 31, 2010 AND DECEMBER 31, 2011

	Won
	Jan. 01, 2010	Dec. 31, 2010	Dec. 31, 2011
	(In millions)
SHAREHOLDER’S EQUITY

CONTRIBUTED EQUITY:
Shares issued	3,207,839	3,207,839	3,209,820
Share premium	835,140	835,140	843,758

	4,042,979	4,042,979	4,053,578

RETAINED EARNINGS:
Legal reserves	1,603,919	1,603,919	1,603,919
Voluntary reserves	21,905,812	21,828,100	21,766,678
Retained earnings before appropriations	15,987,364	15,864,213	12,398,497

	39,497,095	39,296,232	35,769,094

OTHER COMPONENTS OF EQUITY:
Other capital surpluses	471,708	569,630	639,028
Cumulative other comprehensive income	306,235	355,626	255,095
Treasury stock	(741,489)	(741,489)	(741,489)
Other equity	13,295,000	13,295,000	13,294,990

	13,331,454	13,478,767	13,447,624

TOTAL SHAREHOLDER’S EQUITY	56,871,528	56,817,978	53,270,296

NON-CONTROLLING INTERESTS	415,810	458,559	533,654

Total Equity	57,287,338	57,276,537	53,803,950

Total Liabilities and Equity	122,618,033	129,517,794	136,467,850

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
	(Won in millions)
SALES
Sales of goods	41,754,554	38,004,325
Sales of service	322,616	747,044
Sales of construction contracts	1,455,132	755,213

	43,532,302	39,506,582

COST OF SALES
Cost of sales of goods	41,283,628	35,021,668
Cost of sales of service	393,049	414,672
Cost of sales of construction contracts	1,405,302	750,897

	43,081,979	36,187,237

GROSS PROFIT	450,323	3,319,345
OTHER INCOME	598,303	536,915
SELLING AND ADMINISTRATIVE EXPENSES	1,751,697	1,644,760
OTHER EXPENSE	147,595	69,787
OTHER PROFIT	165,703	118,207

OPERATING PROFIT(LOSS)	(684,963)	2,259,920

FINANCE INCOME	607,592	591,491
FINANCE EXPENSE	2,518,850	2,558,425
PROFITS OF AFFILIATES OR JOINT VENTURES USING EQUITY METHOD	123,095	76,626
Gain on valuation of affiliates or joint ventures	162,513	160,314
Gain on disposal of affiliates or joint ventures	3,147	25,975
Loss on valuation of affiliates or joint ventures	42,115	56,246
Loss on disposal of affiliates or joint ventures	450	53,417

PROFIT(LOSS) BEFORE INCOME TAX	(2,473,126)	369,612
INCOME TAX EXPENSE	819,871	438,779

LOSS FOR THE PERIOD	(3,292,997)	(69,167)
OTHER COMPREHENSIVE INCOME
Net change in fair value of available-for-sale financial assets, net of tax	(174,958)	124,464
Effective portion of changes in fair value of cash flow hedges	(27,999)	(35,005)
Actuarial losses on retirement benefit obligations	(152,196)	(85,605)
Share of the profit(loss) of affiliates and joint ventures accounted for using the equity method	45,860	(34,297)
Foreign currency translation of foreign operations	47,135	(12,124)

	(262,158)	(42,567)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	(3,555,155)	(111,734)

(Continued)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
	(Won in millions)
PROFIT ATTRIBUTABLE TO;
Owners of the Company	(3,370,464)	(119,931)
Non-controlling interests	77,467	50,764

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO;
Owners of the Company	(3,627,669)	(151,472)
Non-controlling interests	72,514	39,738

EARNINGS PER SHARE;
Basic earnings per share	(5,411)	(193)
Diluted earnings per share	(5,411)	(193)

SEPARATE(NON-CONSOLIDATED) STATEMENTS OF FINANCIAL POSITION

AS OF JANUARY 01, 2010, DECEMBER 31, 2010 AND DECEMBER 31, 2011

	Won
	Jan. 01, 2010	Dec. 31, 2010	Dec. 31, 2011
	(In millions)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	188,256	288,197	191,053
Current financial assets	98,256	55,532	18,651
Accounts and other receivables	4,774,319	5,317,650	6,188,757
Inventories	41,942	59,625	71,040
Income tax receivables	—	3,007	1,608
Current non-financial assets	23,689	22,179	30,275

	5,126,462	5,746,190	6,501,384

NON-CURRENT ASSETS:
Non-current financial assets	414,503	881,402	868,812
Non-current accounts and other receivables	1,228,588	1,189,552	994,891
Property, plant and equipment, net	50,320,223	52,224,480	54,175,944
Investment properties	1,236,066	1,242,691	1,130,856
Intangible assets	114,387	107,595	85,406
Investments in subsidiaries	28,424,564	28,772,895	28,873,782
Investments in affiliates	1,970,226	2,022,784	2,021,313
Investments in joint ventures	7,271	7,271	15,013
Non-current non-financial assets	128,506	104,308	102,497

	83,844,334	86,552,978	88,268,514

Total Assets	88,970,796	92,299,168	94,769,898

LIABILITIES

CURRENT LIABILITIES:
Accounts and other payables	4,143,554	4,348,767	5,174,335
Short-term borrowings	260,000	68,334	100,000
Current financial liabilities	3,660,522	4,066,894	3,773,887
Current non-financial liabilities	1,830,433	2,504,701	3,611,089

	9,894,509	10,988,696	12,659,311

NON-CURRENT LIABILITIES:
Non-current accounts and other payables	1,369,524	1,268,245	1,160,108
Non-current financial liabilities	18,106,509	22,274,174	26,166,724
Non-current non-financial liabilities	5,202,035	5,179,016	5,581,813
Employee benefits obligations	972,206	1,104,492	1,379,316
Deferred tax liabilities	3,488,260	3,041,293	3,112,627
Non-current provisions	269,317	333,789	270,694

	29,407,851	33,201,009	37,671,282

Total Liabilities	39,302,360	44,189,705	50,330,593

(Continued)

SEPARATE STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF JANUARY 01, 2010, DECEMBER 31, 2010 AND DECEMBER 31, 2011

	Won
	Jan. 01, 2010	Dec. 31, 2010	Dec. 31, 2011
	(In millions)
SHAREHOLDER’S EQUITY

CONTRIBUTED EQUITY:
Shares issued	3,207,839	3,207,839	3,207,839
Share premium	835,140	835,140	843,758

	4,042,979	4,042,979	4,053,578

RETAINED EARNINGS:
Legal reserves	1,603,919	1,603,919	1,603,919
Voluntary reserves	21,905,812	21,828,100	21,766,678
Retained earnings before appropriations	9,239,669	7,764,883	4,194,638

	32,749,400	31,196,902	27,565,235

OTHER COMPONENTS OF EQUITY:
Other capital surpluses	303,028	303,028	458,559
Cumulative other comprehensive income	19,420	12,945	(36,145)
Treasury stock	(741,489)	(741,489)	(741,489)
Other equity	13,295,098	13,295,098	13,295,098
Total Shareholder’s Equity	49,668,436	48,109,463	44,439,305

Total Liabilities and Equity	88,970,796	92,299,168	94,769,898

SEPARATE(NON-CONSOLIDATED) STATEMENTS OF COMPREHENSIVE INCOME

FOR YEAR ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
	(Won in millions)
SALES
Sales of goods	41,894,293	38,155,925
Sales of services	109,000	533,988
Sales of construction contracts	1,211,565	601,369

	43,214,858	39,291,282

COST OF SALES
Costs of sales of goods	44,134,403	39,063,050
Costs of sales of services	262,475	282,362
Costs of sales of construction contracts	1,180,103	601,281

	45,576,981	39,946,693

GROSS PROFIT	(2,362,123)	(655,411)
OTHER INCOME	496,009	466,434
SELLING AND ADMINISTRATIVE EXPENSES	1,213,539	1,181,095
OTHER EXPENSE	48,961	37,723
OTHER GAINS AND LOSSES	134,829	95,278

OPERATING PROFIT	(2,993,785)	(1,312,517)
FINANCE INCOME	964,516	780,131
FINANCE COSTS	1,528,202	1,486,999
PROFITS OF AFFILIATES OR JOINT VENTURES	98,506	102,798

LOSS BEFORE INCOME TAX	(3,458,965)	(1,916,587)
INCOME TAX EXPENSE (BENEFIT)	55,165	(438,360)

LOSS FOR THE PERIOD	(3,514,130)	(1,478,227)
OTHER COMPREHENSIVE INCOME
Net change in fair value of available-for-sale financial assets	(49,090)	(6,475)
Actuarial gains(losses) on retirement benefit obligation	(117,537)	(74,271)

	(166,627)	(80,746)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	(3,680,757)	(1,558,973)

EARNINGS PER SHARE
Basic earnings per share	(5,642)	(2,374)
Diluted earnings per share	(5,642)	(2,374)

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

FOR YEARS ENDED DECEMBER 31, 2011 AND 2010

	For year ended,
	2011	2010
	( Won in millions)
I. RETAINED EARNINGS BEFORE APPROPRIATIONS:
Retained earnings carried over from prior year	7,826,305	—
Effect of transition to K-IFRS	—	9,317,382
Loss for the period	(3,514,130)	(1,478,227)
Actuarial losses on retirement benefit obligations	(117,538)	(74,271)

	4,194,637	7,764,884

II. TRANSFER FROM VOLUNTARY RESERVES:
Transfer from reserve for business expansion	—	61,421

	—	61,421

III. I + II	4,194,637	7,826,305

IV. APPROPRIATIONS OF RETAINED EARNINGS:
Transfer to reserve for business expansion	(4,194,637)	—

	(4,194,637)	—

V. UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	—	7,826,305

Agenda 2. Amendment of the Articles of Incorporation of KEPCO

Current provisions	Proposed amendments	Rationale

Article 7 (Par Value and Types of Shares and Denominations of Share Certificates)

(1) The par value of a share shall be 5,000 Won. All shares to be issued by the Corporation shall be common stock and preferred stock, both of which shall be in registered form.

Article 7 (Par Value and Types of Shares and Denominations of Share Certificates)

(1) The par value of a share shall be 5,000 Won. All shares to be issued by the Corporation shall be common stock and class shares, both of which shall be in registered form.

To reflect the amendment to the Commercial Act(Article 344, 345, 346 of the Act)

Article 7-2 (Number and Rights of Preferred Shares)

(1) The preferred shares to be issued by the Corporation shall not have voting rights. The total number of preferred shares authorized to be issued by the Corporation is 150,000,000 shares.

Article 7-2 (Number and Rights of Class Shares)

(1) The class shares to be issued by the Corporation shall be preferred dividend shares that shall not have voting rights. The total number of such shares authorized to be issued by the Corporation is 150,000,000 shares.

To reflect change in terminology

(2) The dividend rate, which the Board of Directors decides upon issuing, on each preferred share shall be based on a preferred dividend rate which is an amount equal to or greater than eight (8) percent per annum of par value.

(2) The dividend rate, which the Board of Directors decides upon issuing, on each class share in Paragraph (1) shall be based on a preferred dividend rate which is an amount equal to or greater than eight (8) percent per annum of par value, and such amount of dividends will be paid on a priory basis.

To reflect the amendment to the Commercial Act(Article 344-2 of the Act)

(3) If the rate of dividends on each common share is greater than the rate of dividends on each preferred share, the difference shall be divided among the common shares and preferred shares on a pro rata basis.

(3) If the rate of dividends on each common share is greater than the rate of dividends on each class share in Paragraph (1), the difference shall be divided among the common shares and preferred shares on a pro rata basis.

To reflect change in terminology

(4) If the dividends on preferred shares as set forth herein are not paid from the profits of any fiscal year, the accumulated amount of dividends will be paid on a priority basis the next fiscal year.

(4) If the dividends on class shares in Paragraph (1) as set forth herein are not paid from the profits of any fiscal year, the accumulated amount of dividends will be paid on a priority basis the next fiscal year.

To reflect change in terminology

(5) If the dividends on preferred shares as set forth herein are not paid for any fiscal year, the preferred shares shall be deemed to have voting rights from the General Meeting of Shareholders immediately following the General Meeting of Shareholders at which the resolution not to pay such dividends on preferred shares was adopted to the end of the General Meeting of Shareholders at which the resolution to pay such dividends on preferred shares is adopted.

(5) If the dividends on class shares in Paragraph (1) as set forth herein are not paid for any fiscal year, the preferred shares shall be deemed to have voting rights from the General Meeting of Shareholders immediately following the General Meeting of Shareholders at which the resolution not to pay such dividends on preferred shares was adopted to the end of the General Meeting of Shareholders at which the resolution to pay such dividends on preferred shares is adopted.

To reflect change in terminology

Article 10 (Preemptive Rights)

(1) The Corporation shall allocate any new shares to shareholders in proportion to the number of shares held by each shareholder. However, in such case, the Corporation may, pursuant to the resolution of the Board of Directors, allocate preferred shares to holders of the outstanding preferred shares in proportion to their respective shareholding ratio.

Article 10 (Preemptive Rights)

(1) The Corporation shall allocate any new shares to shareholders in proportion to the number of shares held by each shareholder. However, in such case, the Corporation may, pursuant to the resolution of the Board of Directors, allocate class shares in Article 7-2 to holders of the outstanding class shares in Article 7-2 in proportion to their respective shareholding ratio.

To reflect change in terminology

(Newly inserted)

(4) If new shares are allocated to any person other than shareholders pursuant to Paragraph (3) above, the items as set forth in Subparagraph (1) to (4) of Article 416 of the Commercial Law shall be notified or announced to the shareholders two (2) weeks prior to the due date of payment.

To reflect the amendment to the Commercial Act(Article 418-4 of the Act)

(Newly inserted)

Article 16 (Bonds)

(2) The Board of Directors may authorize the President of the Corporation to issue bonds for a period not exceeding one (1) year by setting the amount and type of bond, conditions of issuing and repayment period.

To reflect the amendment to the Commercial Act(Article 469-4 of the Act)

Article 17 (Issuance of Convertible Bonds)

(3) The shares to be issued upon conversion shall be either common shares (provided that the total par value of the convertible bonds converted into common shares shall be 1.5 trillion Won) or preferred shares (provided that the total par value of the convertible bonds convertible into preferred shares shall be 500 billion Won). The conversion price shall be decided by the Board of Directors at the time of issuance of convertible bonds; provided that the conversion price shall not be less than the par value of each share.

Article 17 (Issuance of Convertible Bonds)

(3) The shares to be issued upon conversion shall be either common shares (provided that the total par value of the convertible bonds converted into common shares shall be 1.5 trillion Won) or preferred shares (provided that the total par value of the convertible bonds convertible into class shares under Article 7-2 shall be 500 billion Won). The conversion price shall be decided by the Board of Directors at the time of issuance of convertible bonds; provided that the conversion price shall not be less than the par value of each share.

To reflect change in terminology

Article 17-2 (Issuance of Bonds with Warrants)

(3) The shares to be issued upon exercise of warrants shall be either common shares (provided that the total par value of the bonds with warrants for common shares shall be 500 billion won) or preferred shares (provided that the total par value of the bonds with warrants for preferred shares shall be 500 billion won). The issue price shall be not less than the par value of the shares as determined by the Board of Directors at the time of the issuance of the relevant bonds with warrants.

Article 17-2 (Issuance of Bonds with Warrants)

(3) The shares to be issued upon exercise of warrants shall be either common shares (provided that the total par value of the bonds with warrants for common shares shall be 500 billion won) or class shares (provided that the total par value of the bonds with warrants for class shares shall be 500 billion won). The issue price shall be not less than the par value of the shares as determined by the Board of Directors at the time of the issuance of the relevant bonds with warrants.

To reflect change in terminology

Article 50 (Submission, Approval, Publication and Keeping of Financial Statements)

(1) The President of the Corporation shall prepare and submit to the Audit Committee, no later than six (6) weeks before the date set for an ordinary General Meeting of Shareholders, the following documents and supplementary schedules thereto and a business report, following approval thereof by the Board of Directors:

1. A balance sheet;

2. A statement of profit and loss; and

3. A statement of appropriation of retained earnings or statement of disposition of deficit.

Article 50 (Submission, Approval, Publication and Keeping of Financial Statements)

(1) The President of the Corporation shall prepare and submit to the Audit Committee, no later than six (6) weeks before the date set for an ordinary General Meeting of Shareholders, the following documents and supplementary schedules thereto and a business report, following approval thereof by the Board of Directors:

1. A balance sheet (statement of financial position);

2. A statement of profit and loss (statement of comprehensive income);

3. Other documents specifying financial position of the Corporation and business performance as determined by the relevant laws; and

4. Consolidated financial statement.

To reflect the amendment to the Commercial Act(Article 447 of the Act)

ADDENDA

The Articles of Incorporation shall be implemented on and after the date of promulgation; provided that the provisions of Articles 7, 7-2, 10, 16, 17 and 17-2 shall be applicable on and after the date of 15 April, 2012.

To modify the enforcement date of relevant provisions to correspond to the enforcement date of the amended Commercial Act

Agenda 3. Aggregate ceiling on remuneration for KEPCO’s directors

•	Proposed aggregate ceiling on remuneration for directors:

•	1,993,797 thousand won in fiscal year 2012 (Number of directors 15, Number of non-standing directors 8)

•	1,951,292 thousand won in fiscal year 2011 (Number of directors 15, Number of non-standing directors 8)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In
Name: Kim, Jung In
Title: Vice President

Date: March 16, 2012